Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07025392

SEC MAIL RECEIVED PROCESSING
JUL 18 2007
WASH. D.C. 186 SECTION

July 12, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Press Release

Man Group plc

12 July 2007

AGM and Quarterly Funds Under Management Statement

Harvey McGrath, Chairman of Man Group plc, will make the following comments at today's Annual General Meeting.

AGM Statement
"Demand for our fund products has remained strong, both from private investors and institutions. Sales in the three months to 30 June 2007 were $3.8 billion. Group funds under management have increased from $61.7 billion at 31 March 2007 to $67 billion at 30 June 2007. For the three months ended 30 June 2007, overall product performance has continued to be positive, with Man Global Strategies* up 8%, AHL* up 15%, Bayswater* up 4%, RMF* up 6% and Glenwood* up 4%. The Board remains very confident of the Group's prospects for the year."

First Quarter FUM Statement
Sales for the three months to 30 June 2007 were $3.8 billion. The three months sales comprised guaranteed products which accounted for $1.0 billion; open-ended private investor sales for $0.5 billion; and institutional sales for $2.3 billion. Reflecting the level of sales, funds under management have risen and were $67 billion at 30 June 2007, up from $61.7 billion at 31 March 2007. The split of funds under management is private investor $40 billion (31 March 2007: $36.6 billion) and institutional $27 billion (31 March 2007: $25.1 billion).

Redemptions for the three months to 30 June 2007 totalled $2.3 billion, of which private investor were $1.0 billion. Positive investment movement was around $4 billion with maturities and a small negative FX totalling $0.2 billion.

*As represented by the performance of Man Multi-Strategy Guaranteed Ltd, Athena Guaranteed Futures Limited, Man Bayswater Macro Class O, RMF Absolute Return Strategies I and Man-Glenwood Multi-Strategy Fund Limited in the three months to 30 June 2007. All performance figures are estimates except for Athena Guaranteed Futures Limited.

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

About Man Group plc
Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,500 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Man Group plc 12 July 2007 Annual General Meeting resolutions.

All the proposed business of the Annual General Meeting held on 12 July 2007 was duly carried with the requisite majority.

Copies of all Annual General Meeting resolutions other than in relation to ordinary business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7066 1000

Man Group plc
10 July 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 9 July 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$33.61.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+4.02%
Last 12 months	+11.3%
Annualised return since inception	+13.5%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 2,425,351 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

Man Group plc 9 July 2007 Extraordinary General Meeting resolution.

At the Extraordinary General Meeting held on 9 July 2007 shareholders approved of the proposed disposal of MF Global Ltd. by way of an Initial Public Offering in accordance with the terms and conditions set out in the Circular to shareholders issued by Man Group plc on 22 June 2007.

Copies of the Extraordinary General Meeting resolution have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7066 1000

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	
Lachlan Johnston	

9 July 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 July 2007 it purchased for cancellation 2,802,841 of its ordinary shares at a price of 596.90 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 12,657,267 ordinary shares at a total cost of £74.4 million, giving an average repurchase cost of 587.97 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

6 July 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 5 July 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 599.42 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 9,854,426 ordinary shares at a total cost of £57.7 million, giving an average repurchase cost of 585.09 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

Man Group plc
3 July 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 2 July 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$32.31.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.16%
Last 12 months	+11.3%
Annualised return since inception	+13.5%

Contacts:
Kevin Hayes Man Group plc 020 7144 1000
Paul Downes Merlin Financial 020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END